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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*


                     Applied Graphics Technologies, Inc.
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                                (Name of Issuer)


                                 Common Stock
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                         (Title of Class of Securities)


                                 037937 10 9
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                                 (CUSIP Number)


  Martin D. Krall, Esq., 450 West 33rd Street, 3rd Floor, New York, NY 10001
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                    9/4/97
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D

CUSIP NO. 037 937 10 9                                         PAGE 2 OF 7 PAGES

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Applied Printing Technologies, L.P.
         52-1560199

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

       N/A
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                                    / /

       N/A
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           4,985,000
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING            - 0 -
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                    4,985,000
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                      - 0 -
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,985,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         / /

     N/A
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     28.0%
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14   TYPE OF REPORTING PERSON*

     PN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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Item 1.           Security and Issuer.

                  This Amendment No. 1 to Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Applied Graphics Technologies, Inc. (the "Company"), 28 West 23rd Street, New York 10010.

Item 2.           Identity and Background.

                  The reporting person is Applied Printing Technologies, L.P. ("Applied Printing"), a Delaware limited partnership whose business is commercial printing and whose address is 77 Moonachie Avenue, Moonachie, New Jersey 07074. The general partner of Applied Printing is Applied Printing Technologies, Inc., a New Jersey corporation (the "General Partner") located at the same address, whose principal business is acting as the general partner of Applied Printing. Mortimer B. Zuckerman is the sole stockholder of the General Partner. Mr. Zuckerman is the Chairman of the Board of Directors of Boston Properties, Inc., a publicly held real estate investment trust located at 599 Lexington Avenue, New York, New York 10022. Mr. Zuckerman is also Chairman of the Board of Directors of the Company, Chairman of U.S. News & World Report, L.P. and Editor-in-Chief of U.S. News & World Report, Chairman of Daily News, L.P. and Co-Publisher of the New York Daily News and Chairman of The Atlantic Monthly.

                  The directors of the General Partner are Mr. Zuckerman and Fred Drasner. Mr. Drasner is also Chairman and Chief Executive Officer of the Company, Chief Executive Officer of Daily News, L.P. and Co-Publisher of the New York Daily News, President and Chief Executive Officer of U.S. News & World Report, L.P., Chairman and Chief Executive Officer of the General Partner and Vice-Chairman and Chief Executive Officer of The Atlantic Monthly Company. Martin D. Krall is Executive Vice President of the General Partner, Frederick M. Gorra and Alfred Stoddart are each Senior Vice Presidents of the General Partner, and Robert M. Okin is Vice President, Treasurer and Chief Financial Officer of the General Partner. The principal occupation of each of Messrs. Gorra, Stoddart and Okin is an executive officer of the General Partner and Applied Printing. Mr. Krall is also the Executive Vice President, Chief Legal Officer, Secretary and a director of the Company and the Executive Vice President and the Chief Legal Officer of Daily News, L.P., The Atlantic Monthly Company and U.S. News & World Report, L.P. The business address of Messrs. Gorra, Stoddart and Okin is 77 Moonachie Avenue, Moonachie, New Jersey 07074; the business address for Messrs. Drasner and Krall is 450 West 33rd Street, New York, New York 10001.

                  None of Applied Printing, the General Partner or any person referenced in Item 2 above has during the last five years been (a) convicted in a criminal proceeding or (b) a party to a civil proceeding, in either case of the type specified in Items 2(d) or 2(e) of Schedule 13D. All of the natural persons named in Item 2 are U.S. citizens.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Not applicable.
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Item 4.           Purpose of Transaction.

                  Not applicable.

Item 5.           Interest in Securities of the Issuer.

                  (a) and (b)       See cover page.

                  (c) In connection with a secondary offering by the Company consummated on September 4, 1997 (the "Secondary Offering"), Applied Printing sold 3,650,000 shares of the Company's Common Stock (including the over-allotment option granted to the underwriters) at a price of $43 per share pursuant to the exercise of piggyback registration rights. See Item 6 below.

                  (d) and (e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  The Company, Messrs. Zuckerman and Drasner and Applied Printing (with respect to unsold shares of Common Stock) have agreed not to offer sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, Common Stock in the public market for a period of 90 days after September 3, 1997 (the "Lock-Up Period").

                  The Company has granted to Applied Printing certain "demand" and "piggyback" registration rights (the "Registration Rights") in connection with the Common Stock that is held by Applied Printing (the "Registrable Shares"). Applied Printing sold 3,650,000 shares of Common Stock in the Secondary Offering as a result of the exercise of piggyback registration rights. The remainder of the shares of Common Stock held by Applied Printing will be entitled to the benefits of the Registration Rights. Subject to certain conditions and limitations, the Registration Rights grant Applied Printing and any Applied Printing partner to which Common Stock is distributed, and any person to which such stock is pledged as collateral for a loan, the opportunity to register all or any portion of the Registrable Shares and to have such shares included in any registration by the Company of shares of Common Stock or other securities substantially similar to the Common Stock, except that in the case of a "demand" registration, the Company is not obligated to file any registration statement initiated by any such holder within six months of the effective date of certain other registration statements filed by the Company or with respect to Registrable Shares having less than a $5.0 million aggregate offering price. Demand registration rights may be exercised a maximum of five times. The Registration Rights are transferable in connection with any private sale of Registrable Shares.
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Item 7.           Materials to File as Exhibits.

                  1. Letters from each of Applied Printing and Messrs. Zuckerman and Drasner to Cowen & Company.

                  2. Registration Rights Agreement, dated April 16, 1996, between Applied Printing and the Company, filed as Exhibit 10.7 to Registration Statement on Form S-1, file no. 333-00478, and incorporated herein by reference.



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                                    Signature


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


September 15, 1997                           Applied Printing Technologies, L.P.

                                         By: Applied Printing Technologies, Inc.

                                              By: /s/ Martin D. Krall
                                                 -------------------------------
                                                 Name: Martin D. Krall
                                                 Title: Executive Vice President